UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

Amendment No. 2*

Advanced BioEnergy, LLC
(Name of Issuer)

Membership Units
(Title of Class of Securities) Not Applicable
(CUSIP Number)

Dale Locken South Dakota Wheat Growers Association 110 6th Avenue S.E. Aberdeen, SD 57204 (605) 225-5500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) April 7, 2010
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  Not Applicable

1	NAME OF REPORTING PERSON: South Dakota Wheat Growers Association
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION: South Dakota
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: - 0 -
	8	SHARED VOTING POWER: 1,271,452
	9	SOLE DISPOSITIVE POWER: 1,271,452
	10	SHARED DISPOSITIVE POWER: - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,271,452
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions): [X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 7.1%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

(1) Based on 17,814,180 units of membership interest (“Units”) outstanding as of February 15, 2010, as reported by Advanced BioEnergy, LLC (the “Issuer”) in its Quarterly Report on Form 10-Q for the quarter ended December 31, 2009 on February 16, 2010.

Explanatory Note:

This Amendment 2 (as defined below) is being filed by South Dakota Wheat Growers Association ("SDWG") in connection with the execution of Amendment No. 1 to Voting Agreement, dated April 7, 2010, amending that certain Voting Agreement dated August 28, 2009 (together, the “Amended Voting Agreement”) by and among the Issuer, SDWG, Hawkeye Energy Holdings, LLC (“Hawkeye”), Ethanol Investment Partners, LLC (“EIP”), certain of the directors of the Issuer, and the other parties thereto (the “Amended Voting Agreement Parties”).  The Amended Voting Agreement is described in more detail in Item 4 below.  This Amendment 2 does not report any acquisition or disposition of Units of the Issuer by SDWG.

Item 1.  Security and Issuer.

Item 1 is hereby amended and restated to read in its entirety as follows:

This Second Amendment to the Schedule 13D (“Amendment 2”) constitutes the second amendment to the Schedule 13D originally filed by South Dakota Wheat Growers Association (“SDWG”) with the Securities and Exchange Commission (the “SEC”) on September 8, 2009 (the “Original Schedule 13D”), as amended by the First Amendment to the Schedule 13D filed with the SEC on October 5, 2009 (“Amendment 1”) (the Original Schedule 13D, as amended by Amendment 1 and as further amended by Amendment 2, is referred to herein as the “Amended Schedule 13D”).  The Amended Schedule 13D is being filed by SDWG with respect to the Units of the Issuer.  The Issuer’s principal executive offices are located at 10201 Wayzata Boulevard, Suite 250, Minneapolis, Minnesota  55305.

Except as specifically amended by this Amendment 2, the Original Schedule 13D and Amendment 1 remain in full force and effect and are not modified.  Capitalized terms used but not defined in this Amendment 2 shall have the meanings set forth in the Original Schedule 13D.

Item 2.  Identity and Background.

The second paragraph of Item 2 is hereby amended and restated to read in its entirety as follows:

SDWG, EIP (and its affiliates), Hawkeye and certain members of the Issuer’s board of directors may be deemed to be a “group” pursuant to Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as a result of entering into the Amended Voting Agreement described in more detail in Item 4 below.  SDWG does not expressly affirm membership in a group, however, and SDWG has agreed to vote with the other Amended Voting Agreement Parties for the sole purposes set forth in the Amended Voting Agreement.  SDWG disclaims beneficial ownership of the Units held by EIP (or any of its affiliates), Hawkeye and any member of the Issuer’s board of directors party to the Amended Voting Agreement.  Neither the filing of the Amended Schedule 13D nor any of its contents shall be deemed to constitute an admission that SDWG or any of its affiliates is the beneficial owner of any of Units beneficially owned by EIP (or any of its affiliates), Hawkeye or any member of the Issuer’s board of directors party to the Amended Voting Agreement for purposes of Section 13(d) of the Exchange Act or for any other purpose.  The parties to the Amended Voting Agreement hold in the aggregate approximately 49.9% of the outstanding Units of the Issuer.  It is the understanding of SDWG that EIP and its affiliates, Hawkeye and the members of the Issuer’s board of directors party to the Amended Voting Agreement have made separate filings pursuant to the Exchange Act to report their respective beneficial ownership, and/or that this beneficial ownership will be reported by the Issuer in its required public filings.  The Amended Schedule 13D only reports information on SDWG.

Item 4.   Purpose of the Transaction.

Item 4 is hereby amended and restated to read in its entirety as follows:

SDWG previously acquired the Units for investment purposes.  SDWG from time to time intends to review its investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Units of the Issuer in particular, as well as other developments and other investment opportunities.  Based upon such review, SDWG will take such actions in the future as it may deem appropriate in light of the circumstances existing, from time to time, which may include taking one or more of the actions specified in clauses (a) - (j) of Item 4 of Schedule 13D.

Pursuant to the Amended Voting Agreement, the Amended Voting Agreement Parties agreed that the Chief Executive Officer of the Issuer be nominated and elected to the Issuer’s board of directors (the “CEO Designee”) and that Hawkeye and EIP (each an “Investor”) each be entitled to designate two representatives to the Issuer’s board of directors; provided, however, that if an Investor holds 5% or more but less than 10% of the then outstanding Units of the Issuer, such Investor shall have the right to designate one nominee to the Issuer’s board of directors, and if an Investor holds less than 5% of the then outstanding Units in Issuer, such Investor shall no longer have the right to designate any nominee to the Issuer’s board of directors (the CEO Designee and the designees of the Investors, collectively the “Designees”). The Amended Voting Agreement Parties are obligated to nominate for election, recommend to its members the election of, and vote all Units of the Issuer held by such parties for the

Designees as members of the Issuer’s board of directors, and the Amended Voting Agreement Parties are required not to take any action that would result in, and to take any action necessary to prevent, the removal of any of the Designees and are prohibited from granting a proxy with respect to any Units that is inconsistent with the terms of the Amended Voting Agreement.  The obligation to nominate and appoint or support for election a second EIP designee does not arise until the earlier of another vacancy on the board or the 2010 member meeting of the Issuer.  The Issuer also grants Hawkeye certain board observation rights under the Amended Voting Agreement.  In addition, the Amended Voting Agreement Parties are required at the 2010 member meeting of the Issuer to vote all Units beneficially owned by such parties in favor of an amendment to the Issuer’s operating agreement which will, among other things, eliminate restrictions on the number of authorized Units of the Issuer.  The Amended Voting Agreement will or may result in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D.  The description of the Amended Voting Agreement in this Amendment 2 does not purport to be complete, and is qualified in its entirety by reference to such agreement, which is attached hereto as Exhibits 1 and 2 and incorporated herein by reference.

Except as expressly set forth in this Item 4, neither SDWG nor any of its affiliates currently has any additional plans or proposals that relate to or would result in any of the actions specified in claims (a) - (j) of Item 4 of Schedule 13D.  Except to the extent specifically prohibited by the Amended Voting Agreement, SDWG and each of its affiliates reserves the right, in light of its ongoing evaluation of the Issuer’s financial condition, business, results of operations and prospects, the market price of the Units, conditions in the securities markets generally, general economic and industry conditions, its business objectives and other relevant factors, to change its plans and intentions and to take any action at any time as it deems appropriate.

Item 5.  Interest in Securities of the Issuer.

(a) and (b) of Item 5 are hereby amended and restated to read in their entirety as follows:

(a) and (b)         SDWG beneficially owns, and has shared voting and sole dispositive power with respect to 1,271,452 Units representing approximately 7.1% of the outstanding Units of the Issuer.  Certain of the officers or directors of SDWG may personally own a de minimis number of Units of the Issuer; however, none owns over 5% of the outstanding Units of the Issuer.  As a result of SDWG’s execution of the Amended Voting Agreement, SDWG, EIP (and its affiliates), Hawkeye and certain members of the Issuer’s board of directors may be deemed to constitute a “group,” pursuant to Rule 13d-5(b)(1) of the Exchange Act.  SDWG does not expressly affirm membership in a group, however, and SDWG has agreed to vote with the other Amended Voting Agreement Parties for the sole purposes set forth in the Amended Voting Agreement.  SDWG disclaims beneficial ownership of the Units held by EIP (or any of its affiliates), Hawkeye and any member of the Issuer’s board of directors party to the Amended Voting Agreement.  Neither the filing of the Amended Schedule 13D nor any of its contents shall be deemed to constitute an admission that SDWG or any of its affiliates is the beneficial owner of any of Units beneficially owned by EIP (or any of its affiliates), Hawkeye or any member of the Issuer’s board of directors party to the Amended Voting Agreement for purposes of Section 13(d) of the Exchange Act or for any other purpose.  As of the date hereof, the Amended Voting Agreement Parties hold in the aggregate approximately 49.9% of the outstanding Units of the Issuer.

Item 6.                      Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The first paragraph of Item 6 is hereby amended and restated to read in its entirety as follows:

SDWG entered into the Amended Voting Agreement.  See Item 4 for a summary of the terms of the Amended Voting Agreement.

Item 7.  Material to be Filed as Exhibits.

Item 7 is hereby amended and restated to read in its entirety as follows:

1.           Amendment No. 1 to Voting Agreement, dated April 7, 2010, among Issuer, and the several investors party thereto (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by the Issuer on April 8, 2010).

2.           Voting Agreement, dated August 28, 2009, among the Issuer, and the several investors party thereto (incorporated by reference to Exhibit B to the Schedule 13D/A filed by Ethanol Capital Management, LLC and Scott Brittenham on September 3, 2009).

3.           Investor Rights Agreement, dated November 8, 2006, between SDWG and the Issuer (incorporated by reference to Exhibit 2 to the Original Schedule 13D filed by SDWG on September 8, 2009).

4.           Amendment No. 1 to the Investor Rights Agreement dated June 25, 2009, between SDWG and the Issuer (incorporated by reference to Exhibit 3 to the Original Schedule 13D filed by SDWG on September 8, 2009).

5.           Amendment No. 2 to the Investor Rights Agreement, dated August 28, 2008, between SDWG and the Issuer

 (incorporated by reference to Exhibit 4 to the Original Schedule 13D filed by SDWG on September 8, 2009).

SIGNATURES

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 8, 2010

SOUTH DAKOTA WHEAT GROWERS ASSOCIATION

By:	/s/ Dale Locken
Dale Locken, CEO and Treasurer